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                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              OnTrak Systems, Inc.
- -------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- -------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   683374 10 2
- -------------------------------------------------------------------------------
                                  (CUSIP Number)


                     James W. Bagley, OnTrak Systems, Inc.,
           1010 Rincon Circle, San Jose, CA 95131; (408) 577-1010
- -------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                  May 17, 1996
- -------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 683374 10 2
          -----------

- -------------------------------------------------------------------------------
  (1)  Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of
       Above Persons

       James W. Bagley
       ------------------------------------------------------------------------

- -------------------------------------------------------------------------------
  (2)  Check the Appropriate Row if a Member of a Group (See Instructions)

       (a)
           --------------------------------------------------------------------

       (b)
           --------------------------------------------------------------------

- -------------------------------------------------------------------------------
  (3)  SEC Use Only
                    -----------------------------------------------------------

- -------------------------------------------------------------------------------
  (4)  Source of Funds
                       --------------------------------------------------------

- -------------------------------------------------------------------------------
  (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
       Item 2(d) or 2(e)
                         ------------------------------------------------------

- -------------------------------------------------------------------------------
  (6)  Citizenship or Place of Organization  United States
                                            -----------------------------------

- -------------------------------------------------------------------------------
      Number of       (7) Sole Voting Power  400,000
                                            -----------------------------------
       Shares
                     ----------------------------------------------------------
    Beneficially      (8) Shared Voting Power  -0-
                                              ---------------------------------
      Owned by
                     ----------------------------------------------------------
    Each Reporting    (9) Sole Dispositive Power  400,000

     Person With                                 ------------------------------

                     ----------------------------------------------------------
                     (10) Shared Dispositive Power  -0-
                                                   ----------------------------

- -------------------------------------------------------------------------------
   (11)  Aggregate Amount Beneficially Owned by Each Reporting
         Person  400,000
                ---------------------------------------------------------------

- -------------------------------------------------------------------------------
   (12)  Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)
                                   --------------------------------------------

- -------------------------------------------------------------------------------
   (13)  Percent of Class Represented by Amount in Row 11  5.1%
                                                       ------------------------

- -------------------------------------------------------------------------------
   (14)  Type of Reporting Person (See Instructions)  IN
                                                     --------------------------

- -------------------------------------------------------------------------------


                                                                             2.

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ITEM 1.  SECURITY AND ISSUER.

         Common Stock of
         OnTrak Systems, Inc.
         1010 Rincon Circle
         San Jose, CA 95131

ITEM 2.  IDENTITY AND BACKGROUND.

         (A)  NAME:  James W. Bagley

         (B)  RESIDENCE OR BUSINESS ADDRESS:

              c/o OnTrak Systems, Inc.
              1010 Rincon Circle
              San Jose, CA 95131

         (C) PRINCIPAL OCCUPATION OR EMPLOYMENT: Chairman of the Board of Directors and Chief Executive Officer of OnTrak Systems, Inc. ("OnTrak").

         (D)  Not applicable.

         (E)  Not applicable.

         (F)  United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with his employment as Chairman of the Board and Chief Executive Officer of OnTrak, the undersigned was granted an option to purchase 800,000 shares of Common Stock of OnTrak. Options to purchase 400,000 shares are vested and immediately exercisable and options to purchase an additional 400,000 shares vest in annual increments of 100,000 shares over a four-year period beginning on May 17, 1997, subject to accelerated vesting upon the occurrence of certain events. None of the options have been exercised. The undersigned anticipates that the funds for the purchase of the shares of Common Stock will be from personal funds although, in certain circumstances, OnTrak may loan funds to the undersigned to purchase the shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         The options to purchase shares of OnTrak Common Stock were issued to the undersigned in connection with his employment as an executive officer of OnTrak, to provide an incentive for his services in such capacity. The undersigned has no plans or proposals which relate to or would result in any of the following:


                                                                             3.

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         (a)  The acquisition by any person of additional securities of
              OnTrak, or the disposition of securities of OnTrak;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving OnTrak or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of OnTrak or any of its subsidiaries;

         (d) Any change in the present board of directors or management of OnTrak, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of OnTrak;

         (f) Any other material change in OnTrak's business or corporate structure;

         (g) Any changes in OnTrak's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of OnTrak by any person;

         (h) Causing a class of securities of OnTrak to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of OnTrak becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (A) The undersigned has been granted an option to purchase 800,000 shares of Common Stock of OnTrak, of which options to purchase 400,000 shares of Common Stock are presently exercisable. The undersigned does not own any shares of OnTrak Common Stock. As of May 31, 1996, 7,427,051 shares of OnTrak Common Stock were outstanding; if options to purchase all 400,000 shares were exercised, the undersigned would own 5.1% of OnTrak's then outstanding Common Stock.

         (B)  Number of shares as to which such person has:

              (I)    Sole power to vote or to direct the vote:  400,000


                                                                             4.

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              (II)   Shared power to vote or to direct the vote:  -0-

              (III)  Sole power to dispose or to direct the disposition
                     of:  400,000

              (IV) Shared power to dispose or to direct the disposition of: -0-

         (C) Except for the grant of options to purchase shares of OnTrak Common Stock, the undersigned has not engaged in any transactions in OnTrak's Common Stock during the past 60 days.

         (D) No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of OnTrak Common Stock which are beneficially owned by the undersigned.

         (E)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The undersigned entered into an Employment Agreement with OnTrak which provides for, among other things, the grant of the options to purchase OnTrak Common Stock which are reported in this filing.
         A copy of the Employment Agreement is filed as an exhibit hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following agreement is attached hereto as an exhibit:

         Exhibit A -- Employment Agreement dated May 17, 1996 between
                      OnTrak and James W. Bagley.


                                                                             5.

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                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     June 7, 1996
                                       ----------------------------------------
                                                        (Date)


                                                    JAMES W. BAGLEY
                                       ----------------------------------------
                                                      (Signature)


                                                    James W. Bagley
                                       ----------------------------------------
                                                         (Name)


                                                                             6.